Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

RECEIVED
2007 SEP 21 A 6:55

Our Ref : SEC/TW/USSEC/L250-07cc/fy
Your Ref :

11 September 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

07026845

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Repurchases of the Company's securities

We, a company incorporated in Hong Kong, furnish a copy of Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk dated 10 September 2007 regarding the subject matter for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 10 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
10 September 2007	**1,101,000**	**On the Exchange**	**20.55**	**20.20**	**22,501,247.10**
Total	**1,101,000**				**22,501,247.10**

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 6,559,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.62154 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

希慎興業有限公司
Hysan Development Company Limited

RECEIVED

2007 SEP 21 A 6:54

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L236-07cc/fy
Your Ref :

7 September 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

SUPPL

Dear Sirs,

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the following documents for your kind attention and record:-

(1) Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited dated 6 September 2007 *(English version)*;

(2) Interim Report 2007 *(English version)*; and

(3) Circular dated 7 September 2007 regarding interim dividend for the 6 months ended 30 June 2007 with option to receive shares in lieu of cash dividend.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PHO

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 6 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
6 September 2007	**1,715,000**	**On the Exchange**	**20.40**	**20.15**	**34,788,775.00**
Total	**1,715,000**				**34,788,775.00**

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 4,078,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.38644 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited



Hysan 希慎

Hysan Development Company Limited Interim Report

(Stock Code: 00014)

MISSION

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

CONTENTS

Highlights

- **Group turnover up 6.9%; like-for-like turnover up 22.5%**
- **Profit excluding asset value changes up 19.6%**
- **Strong growth in office sector revenue recorded**
- **Core leasing business outlook positive for the rest of the year**

Results

	Six months ended 30 June 2007 HK$M	30 June 2006 HK$M	Change %
Turnover – Overall	**663**	620	6.9
– Like-for-like[1]	**663**	541	22.5
Profit excluding asset value changes[2]	**512**	428	19.6
Underlying profit attributable to shareholders[3]	**584**	620	(5.8)
(Statutory) Profit attributable to shareholders	**1,373**	1,519	(9.6)
	HK cents	HK cents	
Earnings per share, based on:			
Profit excluding asset value changes[2]	**48.54**	40.65	19.4
Underlying profit attributable to shareholders[3]	**55.28**	58.81	(6.0)
(Statutory) Profit attributable to shareholders	**130.10**	144.23	(9.8)
	At 30 June 2007 HK$M	At 31 December 2006 HK$M	
Shareholders' funds	**29,050**	27,828	4.4
Adjusted shareholders' funds[4]	**32,080**	30,729	4.4
	HK$	HK$	
Net assets value per share	**27.43**	26.37	4.0
Adjusted net assets value per share[4]	**30.30**	29.12	4.1

In preparing the Group's 2007 interim financial statements under the Hong Kong Financial Reporting Standards, the fair value model for investment properties has been adopted. Accordingly such properties were recorded at their fair values, as determined by an in-house professional valuer and endorsed by an independent professional valuer (2006 year-end: at fair value determined by an independent professional valuer). Fair value changes on investment properties and related deferred tax were recognised through income statement. Revaluation changes on owner-occupied properties and related deferred tax arising thereon were taken to equity. Deferred tax on fair value gain has to be provided for despite no capital gains tax liability will be crystallised on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "Underlying profit attributable to shareholders", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the profit figure. On the same basis, cumulative deferred tax provided on the fair value gain on investment and owner-occupied properties have been added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share", (ii) "Profit excluding asset value changes" was arrived at after further adjusting "Underlying profit attributable to shareholders" for aggregate of realised gain/loss on disposal of investment properties and available-for-sale investments, impairment, reversal and recovery.

1. Excluding Hennessy Centre which was vacated in the fourth quarter of 2006 for redevelopment.
2. Adjustment to underlying profit relating to asset value changes comprised net realised gain on disposal of available-for-sale investments of HK$72 million.
3. Excluded HK$611 million unrealised fair value gain on the investment properties portfolio net of deferred tax and minority interests, and HK$178 million on unrealised fair value gain included in an associate.
4. Adjusted for HK$3,030 million being the cumulative deferred tax provided on fair value gain on the investment and owner-occupied properties attributable to shareholders as at 30 June 2007.

For the sake of completeness, both the overall turnover percentage increase and the like-for-like percentage increase were used in the Highlights. The like-for-like figure is presented to show the percentage increase in turnover if the element of the Hennessy Centre, which was vacated in the fourth quarter of 2006 for redevelopment, was excluded.

Chairman's Statement

Overview

The global economy was generally buoyant during the first half of 2007. The Hong Kong economy performed well, supported by consumer spending as well as financial markets performance. Grade "A" office rentals continued to improve, with high rentals in Central leading to increased pressure to relocate to other districts.

Results

The Group's turnover for the six months ended 30 June 2007 increased by 6.9% to HK$663 million (2006: HK$620 million). If the element of the Hennessy Centre (under redevelopment since late 2006) is excluded, the turnover increase would be 22.5%. This was due to good growth across the office, retail and residential sectors, with the office sector recording particularly strong growth (Office: 32.5%; Retail: 16.9%; Residential: 16.9%).

Profit excluding asset value changes increased by 19.6% to HK$512 million (2006: HK$428 million).

As at 30 June 2007, the investment properties of the Group were revalued at HK$33,317 million (31 December 2006: HK$32,473 million). Adjusted shareholders' funds stood at HK$32,080 million (31 December 2006: HK$30,729 million), and adjusted net assets value per share was HK$30.30 (31 December 2006: HK$29.12).

Dividends

Your Directors have declared an interim dividend of HK12.0 cents per share (2006: HK10.0 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Shareholder Information" on the inside back cover.

Outlook

Despite the recent volatility in the financial markets, fundamentals of the global economy should remain broadly sound for the rest of 2007. Outlook for the Hong Kong investment property market and, in turn, the Group's core leasing business, is expected to stay positive. The Group's office portfolio, located in the prime Causeway Bay District, is also well positioned to capitalise on increased relocation activities away from Central.

Peter T.C. Lee
Chairman

Hong Kong, 15 August 2007

Management's Discussion and Analysis

Overall Operations Review

Turnover – The Group's turnover for the first half of 2007 was HK$663 million, being HK$43 million (6.9%) higher than that in the corresponding period in 2006 (2006: HK$620 million). The Group continues to enjoy favorable market conditions across all the three leasing sectors in which it operates. Excluding the revenue attributable to Hennessy Centre (being redeveloped since the fourth quarter of 2006), the like-for-like turnover would increase by 22.5% over the first half of the prior year (2006: HK$541 million).

Office leasing – There has been strong growth in the office sector rental revenue during the period. Excluding the contribution from Hennessy Centre, the like-for-like office sector revenue for the first six months in 2007 increased by 32.5% to HK$270 million (2006: HK$204 million). Overall office sector revenue increased by 11.8% (2006: HK$242 million).

Retail leasing – Strong domestic consumption, as well as increased tourist arrivals, remain the driving forces for the growth in retail sales. The sales growth, in turn, fuelled the continuing increase in rental rate in the sector. The retail sector revenue in the first half of 2007 was HK$247 million, representing a 16.9% like-for-like rental revenue growth as compared to 2006 (2006: HK$211 million). Overall retail sector revenue, however, was marginally below that of the 2006 corresponding figure (2006: HK$250 million), reflecting the effect of the Hennessy Centre redevelopment.

Residential leasing – There was sustained demand for luxury residential properties from expatriates, mainly from the financial services sector. Residential sector revenue in the first half of 2007 was HK$129 million, with period-on-period growth of 16.9% (2006: HK$111 million). The growth was attributable to higher occupancy, as well as higher rental rate achieved during the period.

Property Expenses – Property expenses to turnover ratio improved from 17.9% to 14.2% against the same period in 2006. The improvement reflected both the increase in the turnover, as well as some reduction in the cost of providing property services directly associated with the daily operations of our investment properties. Total property expenses decreased by HK$17 million (15.4%) to HK$94 million (2006: HK$111 million). Excluding the costs incurred on Hennessy Centre, however, the like-for-like property expenses would decrease slightly by HK$4 million (3.6%).

Other Income – Other income mainly comprised dividends, interests and other receivables, which amounted to HK$42 million (2006: HK$117 million). The decrease of HK$75 million mainly reflected the effect of a loan recovery item in 2006, partly offset by the increases in dividend and interest income.

Administrative Expenses – Administrative expenses were maintained at a similar level to the corresponding figure in 2006.

Fair Value Changes on Investment Properties – The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard 40. As at 30 June 2007, the investment properties of the Group were revalued at HK$33,317 million (31 December 2006: HK$32,473 million) by an in-house professional valuer. This valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. This reflected further increase in rentals of the Group's existing investment properties portfolio and the redevelopment of the Hennessy Centre.

Excluding additions and adjustments of cost variations, fair value gain on investment properties of HK$795 million were recognised in the consolidated income statement during the period.

Fair Value Changes on Financial Instruments – The Group enters into financial arrangements from time to time to manage volatilities and pricing risks of its treasury assets and liabilities. Positive fair value changes of HK$51 million recognised in the income statement mainly represented the aggregate of both realised and mark-to-market fair value movements of these financial instruments.

Net Realised Gain on Disposal of Available-for-Sale Investments, being the net realised gain arising from the disposal of certain available-for-sale investments during the period, amounted to HK$71 million (2006: HK$104 million). The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investment.

Share of Profits of Associates – The Group has 23.7% and 25.0% ownership in the Shanghai Grand Gateway and the Singapore Amaryllis Ville projects respectively.

The increase in the share of profit of associates was mainly attributable to the increase in fair value gain on investment properties at Shanghai Grand Gateway, as well as an one-off adjustment to deferred taxation provision in light of the forthcoming revision in income tax rate in China. Besides, all the remaining units at the Singapore Amaryllis Ville project were disposed of during the period, and contributed to a further increase in profit as compared to the corresponding figure in 2006.

Finance Costs – Finance costs increased slightly by HK$3 million (3.8%) to HK$85 million (2006: HK$82 million) mainly due to the expiration of some interest rate hedging instruments which were secured in a low-interest environment a few years ago. The hedging ratio as at the end of June 2007 was close to our longer term target of 30% fixed rate debt position (see paragraph on "Liquidity" below). The Group's weighted average borrowing costs for the period was 5.44%, up from 4.85% in the first half of 2006 and 4.90% for 2006 full year.

Taxation – Tax provision for the period was HK$206 million (2006: HK$246 million) and the decrease was principally due to lower deferred tax provision on investment properties revaluation gain.

Contingent Liabilities – There were no significant changes since the publication of the Group's 2006 Annual Report in March 2007.

Capital Expenditure – The Group is committed to enhancing the asset value of its investment properties portfolio. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$71 million during the period (2006: HK$33 million).

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure including the Hennessy Centre redevelopment project. These financial resources include funds generated from operating activities, liquid treasury assets, access to the debt capital market through Medium Term Note Programme and availability of undrawn committed banking facilities.

Financial Management – The key objective of the Group's financial management is to maintain sufficient liquidity and manage financial risks. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures arising from borrowings.

Liquidity – As at 30 June 2007, the Group's total gross debt level stood at HK$2,915 million, a slight increase of HK$6 million from the balance at the year-end of 2006 (31 December 2006: HK$2,909 million).

The Group's average debt maturity was about 4.5 years (repayable within two to five years: HK$2,690 million, over five years: HK$225 million). As at 30 June 2007, bank loans accounted for approximately 25% of the Group's total gross borrowing with the remaining 75% from capital market financing, little change from year before (2006: 24%:76%). The ratio of fixed rate borrowing was approximately 38% of the total gross borrowing as at the period end (2006: 52%).

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$3.6 billion were maintained as at 30 June 2007 (31 December 2006: HK$3.6 billion).

Risk Management – Interest expenses represent a key cost driver to the Group's business. Therefore, the Group monitors its interest rate exposure closely. Depending on the Group's medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

In managing its liability, the Group aims to have minimal mismatches in currency. With the exception of the US$182 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong Dollars. On the investment side, the majority of the foreign exchange exposure relates to the investments in the Shanghai project. These foreign exchange exposures, as at 30 June 2007, amounted to the equivalent of HK$1,432 million or 3.8% of the Group's total assets (2006: 3.6%).

Financial Ratios – Net interest coverage (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 8.9 times as at 30 June 2007 (31 December 2006: 6.9 times).

Net debt to equity (defined as gross debt less cash and cash equivalents divided by adjusted shareholders' funds) as at 30 June 2007 was 6.9% (31 December 2006: 7.9%).

Credit Ratings, as at 30 June 2007, remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

Condensed Consolidated Income Statement

For the six months ended 30 June 2007

	NOTES	Six months ended 30.6.2007 HK$'000 (unaudited)	30.6.2006 HK$'000 (unaudited)
Turnover	3	**663,133**	620,239
Property expenses		**(93,915)**	(111,005)
Gross profit		**569,218**	509,234
Other income		**42,440**	117,174
Administrative expenses		**(51,775)**	(52,087)
Finance costs	4	**(84,841)**	(81,735)
Fair value changes on investment properties		**794,514**	1,130,365
Fair value changes on financial instruments		**51,164**	70,336
Net realised gain on disposal of available-for-sale investments		**71,239**	104,276
Share of profits of associates		**260,460**	51,554
Profit before taxation		**1,652,419**	1,849,117
Taxation	5	**(206,267)**	(246,147)
Profit for the period	6	**1,446,152**	1,602,970
Attributable to:			
Equity holders of the parent		**1,373,435**	1,519,389
Minority interests		**72,717**	83,581
		1,446,152	1,602,970
Dividends	7		
Dividends paid		**422,115**	368,686
Dividends declared		**127,069**	105,461
		HK cents	HK cents
Earnings per share	8		
Basic		**130.10**	144.23
Diluted		**129.99**	144.11

Condensed Consolidated Balance Sheet

At 30 June 2007

	NOTES	30.6.2007 HK$'000 (unaudited)	31.12.2006 HK$'000 (audited)
Non-current assets			
Investment properties	9	**33,317,108**	32,473,158
Property, plant and equipment	10	**70,238**	69,309
Prepaid lease payments		**122,852**	122,933
Investments in associates		**703,445**	443,569
Amount due from an associate		**105,591**	186,117
Available-for-sale investments		**1,900,116**	1,745,427
Derivative financial instruments		**2,375**	2,474
Other financial assets	11	**156,868**	–
Other receivables		**23,368**	21,571
		36,401,961	35,064,558
Current assets			
Amount due from an associate		**615,982**	642,338
Derivative financial instruments		**1,510**	2,315
Accounts receivable and other receivables	12	**61,737**	158,831
Time deposits		**531,880**	381,971
Cash and bank balances		**41,108**	3,031
		1,252,217	1,188,486
Current liabilities			
Derivative financial instruments		**15,426**	39,495
Accounts payable and accruals	13	**187,249**	198,736
Rental deposits from tenants		**115,436**	102,418
Amounts due to minority shareholders		**327,256**	327,256
Advances from investees		**89,773**	54,060
Taxation payable		**220,318**	225,781
		955,458	947,746
Net current assets		**296,759**	240,740
Total assets less current liabilities		**36,698,720**	35,305,298
Non-current liabilities			
Borrowings	14	**2,787,465**	2,820,621
Derivative financial instruments		**59,766**	44,560
Rental deposits from tenants		**187,843**	183,282
Deferred taxation	15	**3,495,366**	3,348,828
		6,530,440	6,397,291
Net assets		**30,168,280**	28,908,007
Capital and reserves			
Share capital		**5,294,554**	5,275,687
Reserves		**23,755,348**	22,552,019
Equity attributable to equity holders of the parent		**29,049,902**	27,827,706
Minority interests		**1,118,378**	1,080,301
		30,168,280	28,908,007

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2007

	Attributable to equity holders of the parent			
	Share capital HK$'000	Share premium HK$'000	Employee share-based compensation reserve HK$'000	Investment revaluation reserve HK$'000
At 1 January 2007	5,275,687	1,453,264	5,562	1,312,759
Surplus on revaluation of buildings for own use	–	–	–	–
Net gain on cash flow hedges	–	–	–	–
Fair value changes on available-for-sale investments	–	–	–	258,101
Deferred taxation arising on revaluation of properties	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–
Share of reserve of an associate	–	–	–	–
Net income recognised directly in equity	–	–	–	258,101
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(71,239)
Profit for the period	–	–	–	–
Total recognised income and expenses for the period	–	–	–	186,862
Exercise of share options	748	–	–	–
Premium on issue of shares on exercise of share options	–	2,490	(806)	–
Issue of shares pursuant to scrip dividend scheme	18,119	–	–	–
Premium on issue of shares pursuant to scrip dividend scheme	–	58,380	–	–
Share issue expenses	–	(32)	–	–
Recognition of equity-settled share-based payments	–	–	1,609	–
Share options lapsed during the period	–	–	(2,475)	–
Final dividend for 2006 distributed	–	–	–	–
Interim dividend for 2007 distributed	–	–	–	–
Interim dividend for 2007 declared	–	–	–	–
At 30 June 2007	**5,294,554**	**1,514,102**	**3,890**	**1,499,621**
At 1 January 2006	5,266,304	1,420,424	2,171	796,254
Surplus on revaluation of buildings for own use	–	–	–	–
Net loss on cash flow hedges	–	–	–	–
Fair value changes on available-for-sale investments	–	–	–	100,988
Deferred taxation arising on revaluation of properties	–	–	–	–
Share of reserve of an associate	–	–	–	–
Net income (expenses) recognised directly in equity	–	–	–	100,988
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(104,276)
Profit for the period	–	–	–	–
Total recognised income and expenses for the period	–	–	–	(3,288)
Exercise of share options	641	–	–	–
Premium on issue of shares on exercise of share options	–	2,087	(695)	–
Issue of shares pursuant to scrip dividend scheme	6,086	–	–	–
Premium on issue of shares pursuant to scrip dividend scheme	–	22,225	–	–
Share issue expenses	–	(24)	–	–
Recognition of equity-settled share-based payments	–	–	1,744	–
Final dividend for 2005 distributed	–	–	–	–
Interim dividend for 2006 distributed	–	–	–	–
Interim dividend for 2006 declared	–	–	–	–
At 30 June 2006	5,273,031	1,444,712	3,220	792,966

Attributable to equity holders of the parent									
Asset revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
2,556	2,289	353	154,995	100,000	422,055	19,098,186	27,827,706	1,080,301	28,908,007
2,475	–	–	–	–	–	–	2,475	–	2,475
–	1,354	–	–	–	–	–	1,354	–	1,354
–	–	–	–	–	–	–	258,101	–	258,101
(433)	–	–	–	–	–	–	(433)	–	(433)
–	–	(49)	–	–	–	–	(49)	–	(49)
–	–	159	–	–	–	–	159	–	159
2,042	1,354	110	–	–	–	–	261,607	–	261,607
–	–	–	–	–	–	–	(71,239)	–	(71,239)
–	–	–	–	–	–	1,373,435	1,373,435	72,717	1,446,152
2,042	1,354	110	–	–	–	1,373,435	1,563,803	72,717	1,636,520
–	–	–	–	–	–	–	748	–	748
–	–	–	–	–	–	–	1,684	–	1,684
–	–	–	–	–	–	–	18,119	–	18,119
–	–	–	–	–	–	–	58,380	–	58,380
–	–	–	–	–	–	–	(32)	–	(32)
–	–	–	–	–	–	–	1,609	–	1,609
–	–	–	–	–	–	2,475	–	–	–
–	–	–	–	–	(422,055)	(60)	(422,115)	–	(422,115)
–	–	–	–	–	–	–	–	(34,640)	(34,640)
–	–	–	–	–	127,069	(127,069)	–	–	–
4,598	**3,643**	**463**	**154,995**	**100,000**	**127,069**	**20,346,967**	**29,049,902**	**1,118,378**	**30,168,280**
1,265	34,932	(4,635)	154,995	100,000	368,641	16,526,945	24,667,296	986,316	25,653,612
2,284	–	–	–	–	–	–	2,284	–	2,284
–	(18,661)	–	–	–	–	–	(18,661)	–	(18,661)
–	–	–	–	–	–	–	100,988	–	100,988
(400)	–	–	–	–	–	–	(400)	–	(400)
–	–	80	–	–	–	–	80	–	80
1,884	(18,661)	80	–	–	–	–	84,291	–	84,291
–	–	–	–	–	–	–	(104,276)	–	(104,276)
–	–	–	–	–	–	1,519,389	1,519,389	83,581	1,602,970
1,884	(18,661)	80	–	–	–	1,519,389	1,499,404	83,581	1,582,985
–	–	–	–	–	–	–	641	–	641
–	–	–	–	–	–	–	1,392	–	1,392
–	–	–	–	–	–	–	6,086	–	6,086
–	–	–	–	–	–	–	22,225	–	22,225
–	–	–	–	–	–	–	(24)	–	(24)
–	–	–	–	–	–	–	1,744	–	1,744
–	–	–	–	–	(368,641)	(45)	(368,686)	–	(368,686)
–	–	–	–	–	–	–	–	(27,713)	(27,713)
–	–	–	–	–	105,461	(105,461)	–	–	–
3,149	16,271	(4,555)	154,995	100,000	105,461	17,940,828	25,830,078	1,042,184	26,872,262

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2007

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH FROM OPERATING ACTIVITIES	**483,142**	564,931
NET CASH FROM INVESTING ACTIVITIES	**157,966**	116,714
NET CASH USED IN FINANCING ACTIVITIES	**(453,122)**	(1,782,846)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**187,986**	(1,101,201)
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**385,002**	1,401,514
CASH AND CASH EQUIVALENTS AT 30 JUNE	**572,988**	300,313
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Time deposits	**531,880**	296,075
Cash and bank balances	**41,108**	4,238
	572,988	300,313

1. Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal Accounting Policies

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies and methods of computation followed in the preparation of the condensed consolidated financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006.

In the current interim period, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning on or after 1 January 2007. The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current and/or prior accounting periods. Accordingly, no prior period adjustment has been required.

Potential impact arising from the recently issued Accounting Standards

The Group has not early applied the following new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 23 (Revised)	Borrowing cost[1]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions[2]
HK(IFRIC) – INT 12	Service concession arrangements[3]

[1] Effective for accounting periods beginning on or after 1 January 2009.

[2] Effective for accounting periods beginning on or after 1 March 2007.

[3] Effective for accounting periods beginning on or after 1 January 2008.

3. Turnover

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Turnover comprises:		
Gross rental income from investment properties	**662,731**	620,034
Management fee and security service income	**402**	205
	663,133	620,239

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

4. Finance Costs

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Interest on		
– bank loans, overdrafts and other loans wholly repayable within five years	**16,544**	19,824
– floating rate notes	**12,089**	12,709
– fixed rate notes	**49,932**	54,360
– zero coupon notes (imputed interests)	**5,652**	5,370
	84,217	92,263
Net interest received on derivative financial instruments (Note):		
– due within five years	**(5,249)**	(10,129)
– due after five years	**(724)**	(6,117)
	78,244	76,017
Bank charges	**4,406**	3,640
Others	**2,191**	2,078
	84,841	81,735

Note: Fair value changes excluded accrued interest in derivative financial instruments for the period.

5. Taxation

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Current tax	**60,162**	40,456
Deferred tax (Note 15)		
-- changes in fair value on investment properties	**137,968**	197,243
-- other temporary differences	**8,137**	8,448
	146,105	205,691
	206,267	246,147

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

6. Profit for the Period

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Profit for the period has been arrived at after charging (crediting):		
Staff costs (including directors' emoluments)	**62,157**	66,360
Retirement benefits scheme contributions	**2,539**	2,581
Forfeited contributions	**(2,248)**	(1,573)
Share-based payments	**1,609**	1,744
	64,057	69,112
Amortisation of prepaid lease payments	**81**	81
Depreciation for property, plant and equipment	**3,511**	3,345
Gross rental income from investment properties	**(662,731)**	(620,034)
Less: Direct operating expenses that generated rental income	**91,828**	108,953
Direct operating expenses that did not generate rental income	**2,087**	2,052
	(568,816)	(509,029)
Dividends from listed available-for-sale investments	**(20,126)**	(19,201)
Interest income	**(20,783)**	(10,123)
Share of tax of an associate (included in share of profits of associates)	**11,024**	27,947
Recovery of a loan to an associate	**–**	(87,043)
Loss on disposal of property, plant and equipment	**8**	463

7. Dividends

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Dividends recognised as distribution during the period:		
2006 Final dividend paid – HK40 cents per share	**422,055**	–
2005 Final dividend paid – HK35 cents per share	**–**	368,641
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2006	**60**	–
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2005	**–**	45
	422,115	368,686
Interim dividend declared – HK12 cents per share (2006: HK10 cents)	**127,069**	105,461

During the period, a dividend of HK40 cents (2005: HK35 cents) per share, which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2006. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Dividends:	
Cash	345,616
Share alternative	76,499
	422,115

8. Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share (profit for the period attributable to equity holders of the parent)	**1,373,435**	1,519,389

	Six months ended	
	30.6.2007	30.6.2006
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,055,696**	1,053,472
Effect of dilutive potential ordinary shares:		
Share options	**903**	863
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,056,599**	1,054,335

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the period should be adjusted for fair value changes on investment properties and related deferred taxation in arriving at "Underlying profit attributable to equity holders of the parent". Net realised gain on disposal of available-for-sale investments and recovery of a loan to an associate should also be adjusted in arriving at "Profit excluding asset value changes attributable to the equity holders of the parent". The difference between the underlying profit, profit excluding asset value changes and profit attributable to equity holders of the parent as shown in the condensed consolidated income statement for the period is reconciled as follows:

8. Earnings Per Share *continued*

	Six months ended 30.6.2007 HK$'000	**Earnings per share (Basic) HK cents**
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	**1,373,435**	**130.10**
Gain arising from fair value changes on investment properties	**(794,514)**	
Increase in deferred taxation in relation to fair value gain on investment properties	**137,968**	
Gain arising from fair value changes on investment properties net of related deferred taxation attributable to minority interests	**45,623**	
Gain arising from fair value changes on investment properties net of related deferred taxation from an associate	**(178,882)**	
Underlying profit attributable to equity holders of the parent	**583,630**	**55.28**
Net realised gain on disposal of available-for-sale investments	**(71,239)**	
Profit excluding asset value changes attributable to equity holders of the parent	**512,391**	**48.54**

	Six months ended 30.6.2006 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	1,519,389	144.23
Gain arising from fair value changes on investment properties	(1,130,365)	
Increase in deferred taxation in relation to fair value gain on investment properties	197,243	
Gain arising from fair value changes on investment properties net of related deferred taxation attributable to minority interests	62,472	
Gain arising from fair value changes on investment properties net of related deferred taxation from an associate	(29,156)	
Underlying profit attributable to equity holders of the parent	619,583	58.81
Recovery of a loan to an associate	(87,043)	
Net realised gain on disposal of available-for-sale investments	(104,276)	
Profit excluding asset value changes attributable to equity holders of the parent	428,264	40.65

9. Investment Properties

	30.6.2007 HK$'000
FAIR VALUE	
At 1 January 2007	**32,473,158**
Additions	**56,859**
Adjustment resulted from cost variation	**(7,423)**
Fair value changes	**794,514**
At 30 June 2007	**33,317,108**

The carrying value of investment properties shown above comprises:

	30.6.2007 HK$'000
Leasehold land in Hong Kong	
– Medium term lease	**5,862,000**
– Long lease	**27,455,108**
	33,317,108

The investment properties of the Group were revalued at 30 June 2007 by an in-house professional valuer, on market value basis. The valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. The surplus arising on revaluation of HK$794,514,000 has been credited to consolidated income statement for the period.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

10. Movements in Property, Plant and Equipment

The Group's buildings in Hong Kong under long lease were revalued at 30 June 2007 by an in-house professional valuer, on market value basis. The valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. The resulting revaluation surplus of HK$2,475,000 and HK$73,000 has been credited to the asset revaluation reserve and consolidated income statement for the period respectively.

11. Other Financial Assets

This represents structured deposits placed with financial institutions. Such deposits are principal-protected at the maturity dates and are designated as financial assets at fair value through profit or loss.

12. Accounts Receivable and Other Receivables

Accounts receivable are mainly in respect of rents which are normally received in advance. Rents in arrears of the Group as at 30 June 2007 were aged less than 90 days.

13. Accounts Payable and Accruals

Accounts payable and accruals of the Group as at 30 June 2007 were aged less than 90 days.

14. Borrowings

The analysis of the carrying amount of borrowings is as follows:

	30.6.2007 **HK$'000**
Bank loans, unsecured and repayable after two years but within five years	**720,000**
Floating rate notes	**548,959**
Fixed rate notes	**1,320,231**
Zero coupon notes	**198,275**
	2,787,465

15. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period:

	30.6.2007			
	Accelerated tax depreciation HK$'000	**Revaluation of properties HK$'000**	**Tax losses HK$'000**	**Total HK$'000**
At 1 January 2007	**243,855**	**3,106,172**	**(1,199)**	**3,348,828**
Charge to income for the period (Note 5)	**8,195**	**137,968**	**(58)**	**146,105**
Charge to equity for the period	**–**	**433**	**–**	**433**
At 30 June 2007	**252,050**	**3,244,573**	**(1,257)**	**3,495,366**

At 30 June 2007, the Group has unused estimated tax losses of HK$462 million available for offset against future profits. A deferred tax asset has been recognised in respect of HK$7 million of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$455 million as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

16. Capital Commitments

At the balance sheet date, the Group had capital commitments in respect of the following:

	30.6.2007 **HK$'000**	31.12.2006 HK$'000
Investment properties:		
Authorised but not contracted for	**1,004,435**	1,011,914
Contracted but not provided for	**119,970**	152,903

17. Related Party Transactions and Balances

A. Related party transactions and balances

During the period, the Group has the following transactions with related parties:

		Substantial shareholder Six months ended		**Directors Six months ended**	
	Notes	**30.6.2007** **HK$'000**	30.6.2006 HK$'000	**30.6.2007** **HK$'000**	30.6.2006 HK$'000
Expenses paid to	(a)	**–**	–	**–**	85
Gross rental income from	(b)	**2,988**	2,962	**11,484**	16,353

At the balance sheet date, the Group has the following balances with related parties:

		Directors	
	Notes	**30.6.2007** **HK$'000**	31.12.2006 HK$'000
Renovation cost payable to	(c)	**–**	1,554
Amount due to a minority shareholder	(d)	**94,443**	94,443

Notes:

(a) These transactions were provision of services carried out in the normal course of business.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business.

17. Related Party Transactions and Balances *continued*

A. Related party transactions and balances *continued*

(c) Dr. Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also Chairman of Hsin Chong Construction Group Ltd., whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two.

The sum represented outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, which amount is substantially less than the relevant contract sum.

(d) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest-free and is repayable within one year. Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited.

B. Compensation of key management personnel

The remuneration of directors and other members of key management of the Group during the period was as follows:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**10,198**	11,879
Share-based payments	**1,190**	1,251
Retirement benefits scheme contributions	**159**	141
	11,547	13,271

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and Managing Director respectively having regard to the performance of individuals and market trends.

18. Share-based Payment Transactions

Equity-settled share option scheme

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all independent non-executive Directors as required under the Listing Rules. As approved by the board of Directors of the Company (the "Board"), either the Chairman or the Managing Director may make grants to management staff below executive Director level.

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme (together with the 1995 Scheme are referred to as "the Schemes") at its Annual General Meeting held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

During the review period, a total of 863,000 share options were granted under the 2005 Scheme.

As at 30 June 2007, an aggregate of 2,680,667 share options granted under the Schemes remained outstanding, representing approximately 0.25% of the issued share capital of the Company.

18. Share-based Payment Transactions *continued*

Details of options granted and outstanding under the Schemes during the review period are as follows:

Name	Balance as at 1.1.2007	Date of grant	Changes During the Period: Granted	Exercised	Cancelled/ lapsed	Balance as at 30.6.2007	Exercise Price HK$	Exercise period
1995 Scheme								
Executive Director								
Peter Ting Chang Lee (Note a)	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 – 6.1.2009
Eligible employees (Note b)	401,333	30.3.2005	Nil	69,666 (Note e)	16,000 (Note f)	315,667	15.85	30.3.2005 – 29.3.2015
2005 Scheme								
Executive Directors								
Peter Ting Chang Lee (Note c)	Nil	6.3.2007	235,000	Nil	Nil	235,000	21.38 (Note h)	6.3.2007 – 5.3.2017
Michael Tze Hau Lee (Note d)	240,000	10.5.2005	Nil	80,000 (Note g)	160,000 (Note f)	Nil	16.60	10.5.2005 – 9.5.2015
	188,000	30.3.2006	Nil	Nil	188,000 (Note f)	Nil	22.00	30.3.2006 – 29.3.2016
	Nil	6.3.2007	185,000	Nil	185,000 (Note f)	Nil	21.38 (Note h)	6.3.2007 – 5.3.2017
Pauline Wah Ling Yu Wong (Note c)	Nil	6.3.2007	108,000	Nil	Nil	108,000	21.38 (Note h)	6.3.2007 – 5.3.2017
Eligible employees (Note b)	96,000	9.8.2005	Nil	Nil	96,000 (Note f)	Nil	18.79	9.8.2005 – 8.8.2015
	120,000	12.10.2005	Nil	Nil	120,000 (Note f)	Nil	18.21	12.10.2005 – 11.10.2015
	325,000	30.3.2006	Nil	Nil	98,000 (Note f)	227,000	22.00	30.3.2006 – 29.3.2016
	110,000	26.6.2006	Nil	Nil	Nil	110,000	20.11	26.6.2006 – 25.6.2016
	Nil	30.3.2007	335,000	Nil	Nil	335,000	21.25 (Note i)	30.3.2007 – 29.3.2017
	2,830,333		863,000	149,666	863,000	2,680,667		

18. Share-based Payment Transactions *continued*

Notes:

(a) Options granted to Peter Ting Chang Lee have a holding period of 2 years and a vesting period of 5 years.

(b) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

(c) Options granted to Peter Ting Chang Lee and Pauline Wah Ling Yu Wong have a vesting period of 3 years in equal proportions.

(d) Options granted to Michael Tze Hau Lee have a vesting period of 3 years in equal proportions. Michael Tze Hau Lee stepped down from the Board of the Company as from the conclusion of 2007 Annual General Meeting held on 8 May 2007.

(e) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.12.

(f) The options for 863,000 shares lapsed during the period upon the stepping down of Michael Tze Hau Lee and resignations of certain eligible employees.

(g) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$21.20.

(h) The closing price of the shares of the Company immediately before the date of grant (as of 5 March 2007) was HK$20.50.

(i) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2007) was HK$21.30.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

18. Share-based Payment Transactions *continued*

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the period is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the review period. The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Details of the fair values of share options granted during the review period determined at the respective dates of grant using the Model with significant variables and assumptions are as follows:

	Date of grant	
	6.3.2007	**30.3.2007**
Closing share price at the date of grant	HK$20.80	HK$21.25
Exercise price	HK$21.38	HK$21.25
Risk free rate (Note a)	4.188%	4.192%
Expected life of option (Note b)	10 years	10 years
Expected volatility (Note c)	30.12%	29.53%
Expected dividend per annum (Note d)	HK$0.416	HK$0.416
Estimated fair values of options granted	HK$3,805,082	HK$2,503,969
Closing share price immediately before date of grant	HK$20.50	HK$21.30

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 6 to 24 which comprises the condensed consolidated balance sheet of Hysan Development Company Limited as of 30 June 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
15 August 2007

Additional Information

Corporate Governance

The Board and management of the Group are committed to maintaining high standards of corporate governance. Underlying this commitment is the Company's aim to be a responsible business. To Hysan, governance is not an exercise in compliance but a more powerful concept. The Board, as representative of our shareholders, is responsible for achieving consistent and sustainable long-term returns. We believe that such long-term success is only made possible by effective governance. The cornerstones of our corporate governance practices are accountability, transparency and integrity. Since 2004, the Board has adopted a statement of Corporate Governance Policy (available on website: www.hysan.com.hk), which gives guidance on how corporate governance principles are applied to the Company.

The Company has complied throughout the review period with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, except that its Emoluments Review Committee (established since 1987) has the responsibility to determine executive Director compensation. In light of the current organisational structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for Emoluments Review Committee to determine executive Director compensation as appropriate.

Board Effectiveness

Board Responsibilities and Board/Management Relationship

The Board is responsible for the stewardship of the Group and is accountable for ensuring that the Group and its subsidiaries are managed in such a way as to achieve the objective of prudent stewardship. The Board's responsibility is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. The Board has in place a formal Board of Directors Mandate setting out its key responsibilities in fulfilling such stewardship roles. These include duties and obligations, strategic planning, internal control and risk management, culture and values, capital management, corporate governance and board succession.

The roles of the Board and of the management are separate and distinct. The Board's role is not to manage business, which responsibility remains vested in the management. Board responsibility is to test and question management, and to monitor progress.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

Board Composition

The Board currently comprises two executive Directors, three Independent non-executive Directors and five non-executive Directors. There is a majority of non-executive Directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

Board Effectiveness *continued*

Board Composition *continued*

Peter T.C. Lee serves as the Chairman who is supported by an Independent non-executive Deputy Chairman, Sir David Akers-Jones. The Board has formalized Sir David Akers-Jones' role as the "senior" Independent non-executive Director. The "senior" Independent non-executive Director is available to shareholders and fellow Directors if they have concerns relating to matters that contact through the normal channels of Chairman and/or Managing Director has failed to resolve, or for which such contact is inappropriate.

Michael T.H. Lee has stepped down as Managing Director on 8 May 2007. It is the Board's intention to appoint a new Chief Executive Officer after an open search process. International executive recruitment consultants have been appointed to advise on the search process.

Per Jorgensen, Independent non-executive Director, also stepped down on 8 May 2007 after serving the Board for 26 years. A new Independent non-executive Director, Tom Behrens-Sorensen, has joined the Board with effect from the conclusion of the Annual General Meeting held on 8 May 2007.

Board Process

The Board meets at least quarterly. There is a defined schedule of corporate matters reserved for full Board decision. These matters include long-term objectives and strategies; extension of Group activities into new business areas; annual budgets; announcements of interim and final results; dividends; material banking facilities; material acquisitions and disposals; connected transactions; annual internal control assessment; and appointments to the Board following recommendations by the Nomination Committee.

An important element of the Company's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions. The forms, contents and delivery of these management reports were fine-tuned to facilitate Board focus and discussions on strategic matters rather than factual reporting.

All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters. There is an agreed procedure for Directors to seek independent professional advice at the Company's expenses.

Board Effectiveness *continued*

Internal Control

The Group is committed to implementing effective risk management policies and internal control procedures to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives.

The Board has the overall responsibility to ensure that sound and effective internal control are maintained, while management is charged with the responsibility to design and implement the internal control system. As stated in our 2006 Annual Report, Directors acknowledged their responsibility for the Group's internal control systems and confirmed they had reviewed and were satisfied as to its effectiveness in managing risks.

During 2006, an independent advisor was engaged to review the existing internal control system of the Group and as a result, certain potential improvement areas were identified. These include the further strengthening of segregation of duties as well as the checks-and-balances system. Management has adopted all the recommendations and established clear timelines for implementation. Management has reviewed the need for and established an internal audit function. The internal auditors will perform independent reviews and provide the Audit Committee and the Board with an objective view as to the adequacy and effectiveness of the internal control systems established by management.

Board Committees

The Board has delegated certain responsibilities to Board committees, which operate within defined terms of reference. The Board has established four Board committees, including three corporate governance-related committees (being the Audit, Emoluments Review and Nomination Committees) and the Investment Committee. The corporate governance-related committees have a majority of Independent non-executive Directors. All Board committees have clear written terms of reference. During the review period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

- ***Audit Committee***

  The Audit Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman and has a majority of Independent non-executive Directors. Its other members are Tom Behrens-Sorensen, Independent non-executive Director, and Chien Lee, non-executive Director. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. It meets twice per year. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditors and Audit Committee members. Management is responsible for selecting appropriate accounting policies and the preparation of the financial statements. External auditors are responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal control to the extent that they consider necessary in this light. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process. The Committee presents a report to the Board after each meeting, which addresses its work and findings.

Board Effectiveness *continued*

- ***Audit Committee** continued*

  The Committee has reviewed and discussed with management and external auditors the (unaudited) condensed consolidated financial statements for the first six months of 2007 included in this Report.

- ***Emoluments Review Committee***

  The Group's Emoluments Review Committee is also chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, with a majority of Independent non-executive Directors. Its other members are F.K. Hu, non-executive Director, and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. The Committee generally meets at least once every year. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The function of the Committee is to review and determine the remuneration of the executive Directors. Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director or any of his associates is involved in deciding his own remuneration.

  A separate "Directors' Remuneration and Interests Report" in our 2006 Annual Report sets out details of the level of the Directors' remuneration including remuneration breakdown of each individual executive Directors on "named" basis.

- ***Nomination Committee***

  The Nomination Committee is chaired by Peter T.C. Lee, Chairman of the Board, and its other members are Sir David Akers-Jones, Independent non-executive Deputy Chairman, and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. The Committee meets when considered appropriate. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The Committee has the responsibility of nominating for Board approval candidates to fill Board vacancies as and when they arise and of evaluating the balance of skills, knowledge and experience of the Board.

Communication with Shareholder

The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its attributes to shareholders and other stakeholders, subject to applicable legal requirements. A communication programme is in place to maintain an on-going dialogue with the Company's stakeholders, including communication with shareholders in a regular and timely manner, through the Group's annual and interim reports, announcements and press releases; and holding regular briefings and meetings for analysts and the media, as appropriate. The Board welcomes moves towards a more constructive use of Annual General Meeting ("AGM") and treats them as one of the principal avenues to enter into a dialogue with shareholders based on mutual understanding of objectives. Since 2004, the Company has introduced a "business review" session in addition to the statutory part of the meeting. In the 2007 AGM, topics addressed include overview of the 2006 business environment and annual results, 2007 outlook, management philosophy and corporate directions.

Directors' Interests in Shares

As at 30 June 2007, the interests and short positions of the Directors and Alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	No. of ordinary shares held					
Name	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital** (Note 1)
Peter Ting Chang Lee	2,000,000	–	–	–	2,000,000	0.189
Fa-kuang Hu	–	–	200,000 (Note 2)	–	200,000	0.019
Hans Michael Jebsen	60,000	–	2,432,914 (Note 3)	–	2,492,914	0.235
Tom Behrens-Sorensen	10,000	–	–	–	10,000	0.001
Chien Lee	850,000	–	–	–	850,000	0.080
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.177
Pauline Wah Ling Yu Wong	154,000	–	–	–	154,000	0.015
Geoffrey Meou-tsen Yeh	256,702	–	–	–	256,702	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	–	–	43,259	0.004

Notes:

(1) This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,058,910,874 ordinary shares) as at 30 June 2007.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interest in all these shares.

(3) Such shares were held through a corporation in which Hans Michael Jebsen was a member entitled to exercise no less than one-third of the voting power at general meeting.

Directors' Interests in Shares *continued*

Aggregate long positions in shares and underlying shares of the Company *continued*

Certain executive Directors of the Company have been granted share options under the Company's share option schemes (details are set out in the section headed "LONG-TERM INCENTIVES: SHARE OPTION SCHEMES" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Aggregate long positions in shares of associated corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company.

	No. of ordinary shares held			
Name	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital**
Hans Michael Jebsen	1,000	–	1,000	10 (Note 1)
Fa-kuang Hu	–	5,000	5,000	50 (Note 2)
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	–	5,000	5,000	50 (Note 2)

Notes:

(1) Jebsen and Company Limited ("Jebsen and Company") held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen was deemed to be interested in the shares of Barrowgate by virtue of being the controlling shareholder of Jebsen and Company.

(2) Ryoden Development Limited ("Ryoden Development") held a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu were deemed to be interested in the shares of PAECL by virtue of their interests as a founder and/or beneficiaries of a discretionary trust which had an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 30 June 2007 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Long-term Incentives: Share Option Schemes

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all independent non-executive Directors as required under the Listing Rules. As approved by the Board, either the Chairman or the Managing Director may make grants to management staff below executive Director level.

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme (together with the 1995 Scheme are referred to as the "Schemes") at its AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

During the review period, a total of 863,000 share options were granted under the 2005 Scheme.

As at 30 June 2007, an aggregate of 2,680,667 share options granted under the Schemes remained outstanding, representing approximately 0.25% of the issued share capital of the Company.

Long-term Incentives: Share Option Schemes *continued*

Details of options granted and outstanding under the Schemes during the review period are as follows:

Name	Balance as at 1.1.2007	Date of grant	Changes During the Period: Granted	Exercised	Cancelled/ lapsed	Balance as at 30.6.2007	Exercise Price HK$	Exercise period
1995 Scheme								
Executive Director								
Peter Ting Chang Lee (Note 1)	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 – 6.1.2009
Eligible employees (Note 2)	401,333	30.3.2005	Nil	69,666 (Note 5)	16,000 (Note 6)	315,667	15.85	30.3.2005 – 29.3.2015
2005 Scheme								
Executive Directors								
Peter Ting Chang Lee (Note 3)	Nil	6.3.2007	235,000	Nil	Nil	235,000	21.38 (Note 8)	6.3.2007 – 5.3.2017
Michael Tze Hau Lee (Note 4)	240,000	10.5.2005	Nil	80,000 (Note 7)	160,000 (Note 6)	Nil	16.60	10.5.2005 – 9.5.2015
	188,000	30.3.2006	Nil	Nil	188,000 (Note 6)	Nil	22.00	30.3.2006 – 29.3.2016
	Nil	6.3.2007	185,000	Nil	185,000 (Note 6)	Nil	21.38 (Note 8)	6.3.2007 – 5.3.2017
Pauline Wah Ling Yu Wong (Note 3)	Nil	6.3.2007	108,000	Nil	Nil	108,000	21.38 (Note 8)	6.3.2007 – 5.3.2017
Eligible employees (Note 2)	96,000	9.8.2005	Nil	Nil	96,000 (Note 6)	Nil	18.79	9.8.2005 – 8.8.2015
	120,000	12.10.2005	Nil	Nil	120,000 (Note 6)	Nil	18.21	12.10.2005 – 11.10.2015
	325,000	30.3.2006	Nil	Nil	98,000 (Note 6)	227,000	22.00	30.3.2006 – 29.3.2016
	110,000	26.6.2006	Nil	Nil	Nil	110,000	20.11	26.6.2006 – 25.6.2016
	Nil	30.3.2007	335,000	Nil	Nil	335,000	21.25 (Note 9)	30.3.2007 – 29.3.2017
	2,830,333		863,000	149,666	863,000	2,680,667		

Long-term Incentives: Share Option Schemes *continued*

Notes:

(1) Options granted to Peter Ting Chang Lee have a holding period of 2 years and a vesting period of 5 years.

(2) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

(3) Options granted to Peter Ting Chang Lee and Pauline Wah Ling Yu Wong have a vesting period of 3 years in equal proportions.

(4) Options granted to Michael Tze Hau Lee have a vesting period of 3 years in equal proportions. Michael Tze Hau Lee stepped down from the Board of the Company as from the conclusion of 2007 AGM held on 8 May 2007.

(5) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.12.

(6) The options for 863,000 shares lapsed during the period upon the stepping down of Michael Tze Hau Lee and resignations of certain eligible employees.

(7) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$21.20.

(8) The closing price of the shares of the Company immediately before the date of grant (as of 5 March 2007) was HK$20.50.

(9) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2007) was HK$21.30.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the period is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the review period. The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Long-term Incentives: Share Option Schemes *continued*

Value of share options *continued*

Details of the fair values of share options granted during the review period determined at the respective dates of grant using the Model with significant variables and assumptions are as follows:

	Date of grant	
	6.3.2007	**30.3.2007**
Closing share price at the date of grant	HK$20.80	HK$21.25
Exercise price	HK$21.38	HK$21.25
Risk free rate (Note 1)	4.188%	4.192%
Expected life of option (Note 2)	10 years	10 years
Expected volatility (Note 3)	30.12%	29.53%
Expected dividend per annum (Note 4)	HK$0.416	HK$0.416
Estimated fair values of options granted	HK$3,805,082	HK$2,503,969
Closing share price immediately before date of grant	HK$20.50	HK$21.30

Notes:

(1) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(2) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(3) Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

(4) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

Substantial Shareholders' and Other Persons' Interests in Shares

As at 30 June 2007, the interests or short positions of substantial shareholders and other persons of the Company in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	**Capacity**	**No. of shares held**	**% of the issued share capital** (Note 1)
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 (Note 2)	40.90
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 (Note 2)	40.90
Cohen & Steers, Inc.	Interests of controlled corporations	64,662,318	6.11

Substantial Shareholders' and Other Persons' Interests in Shares *continued*

Aggregate long positions in shares and underlying shares of the Company *continued*

Notes:

(1) The percentages have been compiled based on the total number of shares of the Company in issue as at 30 June 2007 (i.e. 1,058,910,874 ordinary shares).

(2) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2007.

Related Party Transactions

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 17 to the condensed consolidated financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

Continuing Connected Transactions

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under the Listing Rules. Details of the Transactions as at 30 June 2007 are set out as follows:

I. Lease granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate, a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

	Connected person	Date of agreement	Terms	Premises	Annual consideration (Note 1)
(i)	Jebsen and Company Limited (Note 2)	10 September 2003	4 years commencing from 1 September 2003	Office units at 28th to 31st Floors	2007: HK$9,572,328 (on pro-rata basis)
(ii)	Jebsen and Company Limited (Note 2)	29 June 2007 (Note 3)	3 years commencing from 1 September 2007	Office units at 28th, 30th and 31st Floors	2007: HK$6,805,776 (on pro-rata basis) 2008: HK$20,417,328 2009: HK$20,417,328 2010: HK$13,611,552 (on pro-rata basis)
(iii)	Hang Seng Bank Limited (Note 2)	7 June 2006	3 years commencing from 1 October 2006	A shop unit at Ground Floor and portion of Lower Ground Floor	2007: HK$13,267,560 2008: HK$13,267,560 2009: HK$9,950,670 (on pro-rata basis)
(iv)	MF Jebsen International Limited (Note 4)	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	2007: HK$6,596,532 2008: HK$549,711 (on pro-rata basis)

Continuing Connected Transactions *continued*

I. Lease granted by the Group *continued*

(b) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

The following leases were entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove as landlord, with LHE, a substantial shareholder of the Company (holding 40.90% interest) and Atlas Corporate Management Limited ("Atlas"), a wholly-owned subsidiary of LHE. Details of the leases are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration (Note 1)
(i) Lee Hysan Estate Company, Limited	9 November 2005	2 years commencing from 1 November 2005	An apartment and 1 carparking space	2007: HK$2,221,900 (on pro-rata basis)
(ii) Atlas Corporate Management Limited	14 December 2005 (Formal tenancy agreement executed on 5 January 2006)	2 years commencing from 16 January 2006	An apartment and 2 carparking spaces	2007: HK$1,792,920 2008: HK$72,295 (on pro-rata basis)

(c) One Hysan Avenue, Causeway Bay, Hong Kong

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas. Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration (Note 1)
Atlas Corporate Management Limited	9 November 2005	3 years commencing from 1 November 2005	Whole of 21st Floor	2007: HK$1,397,664 2008: HK$1,164,720 (on pro-rata basis)

II. Provision of leasing and property management services to a non-wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Consideration (Note 1)
Barrowgate Limited	25 February 2004 and two Supplemental Appointment Letters of 19 July 2004 and 7 February 2007	3 years commencing from 1 April 2004 (renewable for a further 3 years)	Whole premise of Lee Gardens Two	HK$10,793,035 (i) and HK$1,276,330 (ii) (Note 5)

Continuing Connected Transactions *continued*

II. Provision of leasing and property management services to a non-wholly-owned subsidiary regarding Lee Gardens Two *continued*

Notes:

(1) The annual consideration are based on current rates of rental and operating charges and (for retail premises) promotional levies for each of the relevant financial years. The rental and operating charges and promotional levies (as the case may be) are payable monthly in advance.

(2) Jebsen and Company and Hang Seng Bank Limited are beneficial substantial shareholders of Barrowgate having equity interest of 10% and 24.64% respectively in Barrowgate.

(3) This is a renewal of the lease mentioned under I(a)(i) above.

(4) MF Jebsen International Limited is considered a connected person by virtue of its being a company controlled by an ex-alternate Director and associate of a non-executive Director of the Company.

(5) These represent the actual considerations for the period from 1 January 2007 to 30 June 2007, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section I(a)(iv) and section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code set out in the Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code throughout the review period.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 30 June 2007 was 477. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth.

There have been no material changes in respect of the human resources policy, including performance measurement and reward, training and development as set out in our 2006 Annual Report.

Corporate Information

Directors and Officer

Chairman

Peter Ting Chang LEE *(I, chairing N)*
J.P.

Independent non-executive Deputy Chairman

Sir David AKERS-JONES *(N, chairing A, E)*
G.B.M., K.B.E., C.M.G., J.P.

Independent non-executive Directors

Dr. Geoffrey Meou-tsen YEH *(E, N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.
Tom BEHRENS-SORENSEN *(A)*

Non-executive Directors

Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Hans Michael JEBSEN *(I)*
B.B.S.
Anthony Hsien Pin LEE *(chairing I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director

Pauline Wah Ling YU WONG

Company Secretary

Wendy Wen Yee YUNG

Auditors

Deloitte Touche Tohmatsu

Share Registrars and Transfer Office

Tricor Standard Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Registered Office

49/F., The Lee Gardens
33 Hysan Avenue
Hong Kong

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(N) *Nomination Committee*
(I) *Investment Committee*

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Interim results announced	15 August 2007
Ex-dividend date for interim dividend	28 August 2007
Closure of register of members	30 August to 3 September 2007
Record date for interim dividend	3 September 2007
Despatch of scrip dividend circular and election form	(on or about) 7 September 2007
Despatch of interim dividend warrants / definitive share certificates	(on or about) 5 October 2007

INTERIM DIVIDEND

The Board recommends the payment of an interim dividend of HK12 cents per share. The interim dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Monday, 3 September 2007. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Friday, 7 September 2007. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Thursday, 27 September 2007.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Friday, 5 October 2007.

The register of members will be closed from Thursday, 30 August 2007 to Monday, 3 September 2007, both dates inclusive, for the purpose of determining shareholders' entitlements to the proposed interim dividend and during which period no transfers of shares will be registered. In order to qualify for the proposed interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 29 August 2007.

SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticker Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Tricor Standard Limited
26/F, Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Interim Report is printed in English and Chinese language and is available on our website at www.hysan.com.hk. Shareholders may at any time choose to receive the Interim Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Interim Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Interim Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Interim Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F, The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

OUR WEBSITE

Press releases and other information of the Group can be found at our Internet website: "www.hysan.com.hk"

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T: 852 2895 5777 F: 852 2577 5153
www.hysan.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Independent non-executive Directors
Dr. Geoffrey Meou-tsen YEH
Tom BEHRENS-SORENSEN

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

7 September 2007

Dear Shareholder(s),

INTERIM DIVIDEND FOR THE 6 MONTHS ENDED 30 JUNE 2007
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 15 August 2007, the Board of Directors of the Company has declared an interim dividend for the 6 months ended 30 June 2007 of HK12 cents per ordinary share (the "Share(s)") in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative (the "Scrip Dividend") to shareholders whose names appeared on the Register of Members on Monday, 3 September 2007 (the "Record Date"). The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Wednesday, 29 August 2007. Brief details of the Scrip Dividend arrangement were announced on 3 September 2007.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) a cash dividend of HK12 cents; or

(ii) an allotment of new Shares (the "New Shares") credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below), equal to the dividend of HK12 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$19.412 per Share, being the average of the closing prices of the Shares on the Stock Exchange for the 5 consecutive Stock Exchange dealing days commencing on Tuesday, 28 August 2007, the first day the Shares traded ex-dividend (the "Market Value").

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 3 September 2007 x HK12 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$19.412)}} = \text{Maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares resulting from shareholders' election will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Friday, 5 October 2007. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the 6 months ended 30 June 2007.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in or on the Stock Exchange. Certain US$ and HK$ denominated Guaranteed Notes issued by a Group subsidiary, Hysan (MTN) Limited, that are guaranteed by the Company are listed on the Luxemburg Stock Exchange. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in or on any other stock exchange nor is listing of or permission to deal in or on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and, is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (the "Registrars") so as to arrive no later than 4:00 p.m. on Thursday, 27 September 2007. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election. Such election or a notice not to be sent forms of election may be revoked at any time by giving 7 days' notice in writing to the Registrars. Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Malaysia will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with

other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2007
Shares quoted ex-dividend	Tuesday, 28 August
Latest time for submission of transfer forms to qualify for the interim dividend	4:00 p.m. on Wednesday, 29 August
Book closing dates	Thursday, 30 August to Monday, 3 September
Record date for the interim dividend	Monday, 3 September
Last date for receipt of forms of election by the Registrars	4:00 p.m. on Thursday, 27 September
Payment date for dividend warrants and certificates for New Shares mailed	on or about Friday, 5 October
Expected first day of dealings in New Shares in Hong Kong	on or about Friday, 5 October (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the share option schemes adopted by the Company, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the share option schemes.

Yours faithfully,
Peter T.C. Lee
Chairman

劃收取新股，須自行承擔責任遵守有關司法管轄地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人士，亦必須遵守在香港以外地區轉售股票時所適用之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。　閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應就有關信託契約內之條款諮詢專業顧問之意見，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	2007年
股份除息報價	8月28日（星期二）
最遲呈交股份過戶表格以收取中期股息之時間	8月29日（星期三）下午4時正
暫停辦理股份過戶登記日期	8月30日（星期四）至9月3日（星期一）
中期股息記錄日期	9月3日（星期一）
股份過戶登記處最後收回選擇表格之日期	9月27日（星期四）下午4時正
寄發股息單及新股股票之日期	約於10月5日（星期五）
預計新股在香港首日買賣之日期	約於10月5日（星期五）（當本公司有關之股東收妥新股股票後開始）

調整按購股權計劃而授出購股權之認購價

根據董事會所獲提供之意見，依據本公司採納購股權計劃之條款，以股代息將不會導致行使按購股權計劃而授出購股權所涉及之認購價作出任何調整。

此致

列位股東　台照

主席
利定昌
謹啟

2007年9月7日

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司，Hysan (MTN) Limited，發行並由本公司提供擔保之美元及港元票據則在盧森堡證券交易所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取中期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於2007年9月27日(星期四)下午4時正前交回本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓(「股份過戶登記處」)。交回之選擇表格將不會獲發收據。

閣下如欲以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等於記錄日期所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息，及選擇就將來以現金派發股息並附有以股代息選擇時全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會股份過戶登記處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其任何領土或屬土或在馬來西亞之股東均不獲寄予選擇表格，並將以現金方式收取是次派發之中期股息。董事已取得該等司法管轄地區的法律意見，經考慮到有關地區的法例或該地有關監管機構或證券交易所的規定後，認為此舉是有必要及適宜，並已符合聯交所證券上市規則第13.36(2)條之規定。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否須獲准許選擇以股代息之方式收取中期股息或是否須要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人士如欲根據以股代息計

本通函旨在説明有關以股代息之程序。

計劃之詳情

有關股東就持有之每股股份可作以下選擇：

(i) 收取現金股息12港仙；或

(ii) 獲配發市值（按下文所載定義）相等於該股東原應以現金收取之股息12港仙，並入賬列為已繳足股款之新股份（「新股」）（對零碎股份之調整除外）；或

(iii) 部份以現金收取及部份以新股收取。

選擇收取代息股份之股東可獲配發新股數目之計算方式是將股東原本應收取之現金股息總額除以每股股份港幣19.412元之市值。市值乃指股份由2007年8月28日（星期二）（此等股份除息交易之首天）起5個連續交易日在聯交所之平均收市價（「市值」）。

計算應收新股的公式如下：

於2007年9月3日持有股份數目 x 12港仙 ＝ 最高股息額

$$\frac{\text{最高股息額}}{\text{市值（港幣19.412元）}} = \text{新股最高數目（向下調整至最近之整數）}$$

如選擇收取代息股份之股東，將不會獲配發零碎股份，而應付之新股將向下調整至最近之整數。零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票（倘新股之上市申請獲得批准）約於2007年10月5日（星期五）經普通郵遞寄予各股東，如有郵誤，由股東自行負責。新股將與現已發行之股份享有各方面同等權益，惟不獲發截至2007年6月30日止6個月之中期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統（「中央結算系統」）內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

此乃要件 請即處理

閣下如對本通函有任何疑問，應諮詢 閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓，應立即將本通函及隨附的選擇表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)
(股份代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

獨立非執行董事
葉謀遵博士
蘇恩深

非執行董事
胡法光
Hans Michael JEBSEN
利憲彬
利乾
利德蓉醫生

執行董事
黃于華玲

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至2007年6月30日止6個月之中期股息
選擇收取股份以代替現金股息

緒言

於2007年8月15日，本公司董事會宣布派發截至2007年6月30日止6個月之中期股息每股本公司普通股股份(「股份」)12港仙。

中期股息將以現金派發並附有以股代息選擇(「以股代息」)予於2007年9月3日(星期一)(「記錄日期」)登記於股東名冊上各股東。股份過戶表格最遲須於2007年8月29日(星期三)下午4時前呈交以符合收取中期股息之資格。有關以股代息安排之概要已載於2007年9月3日之公告內。

END